UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

14048027

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8-42135

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nationwide Fund Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Continental Drive, Suite 400
(No. and Street)

King of Prussia	PA	19406
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Craig D. Stokarski 610-230-2853
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1601 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/18

3/20/14

OATH OR AFFIRMATION

I, Craig D. Stokarski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nationwide Fund Distributors LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

~~Sworn to and subscribed before me~~

~~this 12th day of February, 2014.~~

Signature

Financial and Operations Principal

Title

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Florence M. Delaney, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires Nov. 12, 2014
Member, Pennsylvania Association of Notaries

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONWIDE FUND DISTRIBUTORS LLC

Financial Statements and Schedules

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

NATIONWIDE FUND DISTRIBUTORS LLC

Table of Contents

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
Nationwide Fund Distributors LLC:

We have audited the accompanying financial statements of Nationwide Fund Distributors LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statement of operations, statement of changes in members' equity, and statement of cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted out audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Nationwide Fund Distributors LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2, and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2, and 3 is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

February 26, 2014

NATIONWIDE FUND DISTRIBUTORS LLC

Statement of Financial Condition

December 31, 2013

Assets		
Cash and cash equivalents	$	10,040,986
Fee-related receivables		8,041,840
Deferred sales commissions, net		595,328
Prepaid assets		26,888
Total assets	$	18,705,042
Liabilities and Member's Equity		
Liabilities:		
Fees payable to broker-dealers	$	7,934,904
Payable to affiliates		77,709
Total liabilities		8,012,613
Member's equity		10,692,429
Total liabilities and member's equity	$	18,705,042

See accompanying notes to financial statements.

NATIONWIDE FUND DISTRIBUTORS LLC

Statement of Operations

Year ended December 31, 2013

Revenues	$	86,783,577
Expenses:		
Sales commissions to broker-dealers		85,103,813
Operating expenses allocated from affiliates		833,671
Amortization of deferred sales commissions		754,098
Licenses and fees		131,108
Other operating expenses		75,000
Total expenses		86,897,690
Net loss	$	(114,113)

See accompanying notes to financial statements.

NATIONWIDE FUND DISTRIBUTORS LLC

Statement of Changes in Member's Equity

Year ended December 31, 2013

Balance, December 31, 2012	$	10,806,542
Net loss		(114,113)
Balance, December 31, 2013	$	10,692,429

See accompanying notes to financial statements.

NATIONWIDE FUND DISTRIBUTORS LLC

Statement of Cash Flows

Year ended December 31, 2013

Cash flows from operating activities:		
Net loss	$	(114,113)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of deferred sales commissions		754,098
Changes in assets and liabilities:		
Increase in fee-related receivables		(1,623,821)
Increase in deferred sales commissions		(1,073,153)
Increase in prepaid assets		(927)
Increase in fees payable to broker-dealers		1,609,654
Decrease in payable to affiliates		(1,590)
Net cash used in operating activities		(449,852)
Net decrease in cash and cash equivalents		(449,852)
Cash and cash equivalents at beginning of year		10,490,838
Cash and cash equivalents at end of year	$	10,040,986

See accompanying notes to financial statements.

(1) Organization

Nationwide Fund Distributors LLC (the Company) is organized under the laws of the State of Delaware as a limited liability company and is a wholly owned subsidiary of NFS Distributors, Inc. (the Parent), an indirect wholly owned subsidiary of Nationwide Mutual Insurance Company (NMIC) and Nationwide Mutual Fire Insurance Company (NMFIC). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the Financial Industry Regulation Authority, Inc. (FINRA) and the Securities Investor Protection Corporation. Additionally, the Company is currently registered to conduct business in all 50 states of the United States of America, as well as the District of Columbia and Puerto Rico. Conforming to and complying with the Investment Company Act of 1940, the Company is the principal underwriter providing distribution services to the Nationwide Family of Mutual Funds (the Funds).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940. Cash equivalents are carried at fair value and, at December 31, 2013, consist of $7,500,477 held in an open-end money market mutual fund that is valued at its daily reported net asset value. The fair value of the money market fund represents a Level 1 valuation under the framework established under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosure*.

(c) Deferred Sales Commissions

The Company defers certain costs, principally sales commissions, that are paid to other securities brokers in connection with the sale of certain shares of the Funds. The Company recovers such costs through 12b-1 distribution fees, which are paid by the Funds, and a Contingent Deferred Sales Charge (CDSC) paid by shareholders of the Funds who redeem their shares prior to the completion of the required holding period. These costs are amortized using the straight-line method over a period not to exceed the CDSC required holding period. The 12b-1 distribution fees are included in revenues in the statement of operations. CDSC fees of $113,236 for the year ended December 31, 2013 related to unamortized sales commissions were recorded as a reduction of the asset. Amortization of deferred sales commissions was $754,098 for the year ended December 31, 2013, and is included in the accompanying statement of operations.

(Continued)

(d) ***Fees Payable to Broker-Dealers***

The Company serves as the distributor of the Funds. In this capacity, the Company has entered into selling agreements with several broker-dealers through which the Funds are distributed. As compensation to these broker-dealers, the Company pays a portion of the sales charges and 12b-1 fees collected from the Funds, retaining a portion of the fees, known as underwriter fees. As of December 31, 2013, the Company owed $7,934,904 to broker-dealers for services rendered. The gross fees received are reflected as revenues, and other than those deferred, the amounts paid to broker-dealers are recorded as sales commissions to broker-dealers in the statement of operations.

(e) ***Revenue Recognition***

Revenues are based on the contractual agreements with the Funds and computed as a percentage of managed assets for distribution fees and percentage of gross sales for sales charges. Revenue is recognized as earned.

(f) ***Payments to/Receipts from Affiliates***

NMIC, NMFIC, and their respective direct and indirect subsidiaries and affiliates have entered into a cost sharing agreement under which certain operational and administrative services are provided to the Company. These services include facilities, marketing, finance/accounting, legal, compliance, and general corporate oversight. Costs related to this agreement were $833,671 for the year ended December 31, 2013, which include allocated expenses of $675,866 for compensation and benefits, and are recorded as operating expenses allocated from affiliates in the accompanying statement of operations.

Certain expenses of the Company are paid by other affiliates, which are reimbursed by the Company, while certain expenses are paid by the Company on behalf of affiliates, which are later reimbursed to the Company. As of December 31, 2013, the amount owed by the Company to affiliates was $77,709.

For the year ended December 31, 2013, the Company recorded expenses totaling $75,403,412 for services rendered by affiliated broker-dealers, which amount is included in sales commissions to broker-dealers in the accompanying statement of operations. At December 31, 2013, the Company owed $6,884,977 to those affiliated broker-dealers.

(g) ***Income Taxes***

The Company is a single-member limited liability company and, as such, is disregarded for federal income tax purposes. All of the Company's taxable income and expense are included in the income and expense of its single-member parent. The federal tax benefit for the year ended December 31, 2013 would have been $39,468 if the Company had not been a disregarded entity.

(h) ***Subsequent Events***

In connection with the preparation of the financial statements of the Company as of and for the year ended December 31, 2013, events and transactions subsequent to December 31, 2013 through February 26, 2014, the date the financial statements were available to be issued, have been evaluated by the Company's management for possible adjustments and/or disclosure. No subsequent events requiring financial statement adjustments or disclosure have been identified.

(3) Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The rule requires the maintenance of minimum "net capital" and requires that the ratio of "aggregate indebtedness" to "net capital" shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. As of December 31, 2013, the Company had a ratio of aggregate indebtedness to net capital of 0.81 to 1, with a minimum net capital requirement of $534,174, aggregate indebtedness of $8,012,613, and net capital of $9,864,633.

Schedule 1

NATIONWIDE FUND DISTRIBUTORS LLC

Computation of Net Capital under Rule 15c3-1

December 31, 2013

Net capital:		
Total member's equity from statement of financial condition	$	10,692,429
Deductions and/or charges:		
Nonallowable assets:		
Fee-related receivables without corresponding payable to broker-dealers		(55,570)
Deferred sales commissions, net		(595,328)
Prepaid assets		(26,888)
Net capital before haircuts on securities		10,014,643
Haircuts on securities:		
Other securities		(150,010)
Net capital		9,864,633
Aggregate indebtedness:		
Fees payable to broker-dealers		7,934,904
Payable to affiliates		77,709
Total aggregate indebtedness		8,012,613
Company's minimum net capital requirement (greater of $25,000 or 1/15th of aggregate indebtedness)		534,174
Excess net capital	$	9,330,459
Ratio of aggregate indebtedness to net capital		0.81

There were no material differences between the Company's computation of net capital as reflected on Form X-17A-5, Part IIA, and the above computation.

See accompanying report of independent registered public accounting firm.

Schedule 2

NATIONWIDE FUND DISTRIBUTORS LLC

Determination of Reserve Requirement under Rule 15c3-3

December 31, 2013

The Company has elected the exemption under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission, which requires that the Company maintain a "special account for the exclusive benefit of customers." As of December 31, 2013, the Company held no customer funds and had no required deposit.

See accompanying report of independent registered public accounting firm.

Schedule 3

NATIONWIDE FUND DISTRIBUTORS LLC

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2013

	Fair value	Number of items
Customers' fully paid securities and excess-margin securities not in the respondent's possession or control as of December 31, 2013, for which instructions to reduce to possession or control action were issued as of December 31, 2013, and for which the required action was not taken within the time frames specified under Rule 15c3-3	$	—
Customers' fully paid securities and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2013, excluding items arising from "temporary lags that result from normal business operations," as permitted under Rule 15c3-3		—

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Nationwide Fund Distributors LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Nationwide Fund Distributors LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

2. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2014

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Nationwide Fund Distributors LLC:

In planning and performing our audit of the financial statements of Nationwide Fund Distributors LLC, as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2014